

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

082-03964

RECEIVED
2006 JUL 13 P 2:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: HASE/TL/HI/ 04707



06015164

3rd July, 2006

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Announcement
– Retirement of Director (the "Announcement")

We enclose for your information a copy of the Announcement of even date, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
JUL 07 2006
THOMSON FINANCIAL

Encl.

TL/pm

香港中環金融街8號國際金融中心二期七十一至七十六樓

South China Morning Post - Business
Published on 3rd July, 2006



HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0097)

RETIREMENT OF DIRECTOR

The board of directors (the "Board") of Henderson Investment Limited (the "Company") announces that Mr. Ho Wing Fun resigned as Executive Director of the Company on 1st July, 2006 upon his retirement after many years of faithful service to the Company.

Mr. Ho has confirmed that he has no disagreement with the Board and is not aware of any matters that need to be brought to the attention of the shareholders of the Company in relation to his retirement.

The Board would like to express its gratitude to Mr. Ho for his support, devotion and invaluable contribution to the Company.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 3rd July, 2006

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.